October 23, 2009

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 25, 2009
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed July 13, 2009
File No. 1-14487

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated September 25, 2009 requesting additional information pertaining to the above-referenced matter. As discussed with Melissa Hauber by our counsel, Mark O. Bagnall, Esq. of White & Case LLP, in the preparation of these responses, we have discovered that misstatements of certain amounts in the cash flow statements contained in our previously filed financial statements will require us to restate those financial statements. We expect to provide responses to your letter by October 30, 2009 and upon clearance of the responses by the Staff we will file an amended Form 20-F for fiscal year ended December 31, 2008.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias Treasury Director Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission